Exhibit 3(a)

CERTIFICATE OF INCORPORATION

OF

LAMAR ADVERTISING REIT COMPANY

FIRST:	The name of this corporation is: Lamar Advertising REIT Company.

SECOND:	The address of the Company’s registered office in the State of Delaware is: 1675 S. State Street, Suite B, Dover, County of Kent, Delaware 19901. The name and address of the Company’s registered agent for service of process are: Capitol Services, Inc., 1675 S. State Street, Suite B, County of Kent, Delaware 19901.

THIRD:	The purpose or purposes of the corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:	The total number of shares of stock which this corporation is authorized to issue is:

One hundred thousand (100,000) shares of common stock, par value $0.001 per share.

FIFTH:	The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Maria Stookey	Edwards Wildman Palmer LLP 111 Huntington Avenue Boston, MA 02199

SIXTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation.

SEVENTH:	Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the corporation. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

EIGHTH:	A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director,

except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. No amendment, modification or repeal of this Article EIGHTH shall adversely affect the rights and protection afforded to a director of the corporation under this Article EIGHTH for acts or omissions occurring prior to such amendment, modification or repeal.

NINTH:	The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article NINTH.

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IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed, and acknowledged this Certificate of Incorporation this 16th day of May 2014.

/s/ Maria Stookey
Name: Maria Stookey
Title: Sole Incorporator

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